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SEC FILE NUMBER
8-69092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ocean Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 NW 42nd Avenue, Suite 400
(No. and Street)

Miami	FL	33126
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Manuel M. del Canal	305-461-6940	mdelcanal@oceanfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manuel M del Canal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ocean Financial Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

Notary Public

NANCY S. MUNERA
MY COMMISSION # HH 326165
EXPIRES: January 11, 2027

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

FINANCIAL STATEMENT
(PUBLIC)

December 31, 2023

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ocean Financial Services, LLC
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
April 1, 2024

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$1,358,477
Deposits with clearing brokers	231,772
Receivables from clearing brokers	46,001
Due from affiliate	344,981
Accounts receivable	234,739
Due from related parties	36,647
Other assets	8,215
Prepaid expenses	18,283
Total Assets	$2,279,115

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation payable	$235,310
Accounts payable and accrued expenses	84,817
Due to affiliate	10,804
Total Liabilities	330,931
COMMITIMENTS AND CONTINGENCIES (NOTE 9)	
Member's equity	1,948,184
Total Liabilities and Member's Equity	$2,279,115

The accompanying notes are an integral part of the financial statement.

.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

NOTE 1 – OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the “Company”), a wholly-owned subsidiary of OFS Holding, LLC (the “Parent”), was formed on January 19, 2010, in the State of Florida. On December 5, 2012, the Company received authorization from the Financial Industry Regulatory Authority (“FINRA”) to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission (“SEC”) and with the Securities Investors Protection Corporation.

Ocean Bank (the “Bank”) is the sole member of the Parent. Ocean Bank is the largest independent, state-chartered commercial bank headquartered in Florida, with $5.9 billion in assets. Chartered in 1982, Ocean Bank operates its branch network throughout Miami-Dade and Broward counties.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC (“OFA”). OFA is a related party of the Company under common control of the Parent. In addition, the Chief Executive Officer (“CEO”) of the Company is the Manager of OFA. OFA filed and was approved as a registered Investment Advisor in the State of Florida as of November 20, 2018.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life annuities, securities for its own account, private placements, hedge funds and structured products for its customers primarily residing in Central America, South America and the Caribbean in an agency capacity and receives commissions. The Company is also authorized to network with the Bank. Custody of securities owned by customers of the Company and all security transactions are settled through third-party clearing brokers on a fully disclosed basis.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investment purchases with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits. The Company has not incurred any losses to date regarding these excess balances. The Company continually reviews the credit quality of its counterparties.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company continually reviews the credit quality of its counterparties. These financial assets include amounts receivable from clearing brokers, accounts receivable, and amounts due from affiliates and related parties.

Receivables from Clearing Brokers

The Company's receivables from its clearing brokers include amounts due from unsettled trades. The Company's trades are cleared through its clearing brokers and settled daily between the clearing brokers and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time.

Accounts Receivable

The Company's accounts receivable included amounts accrued for 12b-1 and distribution fees recognized during the year that are expected to be received. The Company estimates an allowance for credit loss on receivable based on historical credit loss experience, current conditions, and reasonable and supportable forecasts. There is no allowance for credit loss against accounts receivable as management believes all amounts are fully collectible. The Company continually reviews the credit quality of its counterparties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Government and other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Clearing Arrangements

AXOS Clearing, LLC, Pershing, and Insigneo are collectively referred to herein as (the "Clearing Brokers") to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the Clearing agreement with Axos, the Company is required to maintain a deposit of $125,000. In addition, terms of the agreement is required the Company to maintain excess Net Capital of no less than $50,000, which is less than the amount required by regulatory requirements (See Note 5).

The Company entered into a tri party clearing agreement with Pershing and Insigneo on March 2, 2020. Pursuant to the agreement, the Company is required to maintain a deposit of $100,000 with Pershing. As of December 31, 2023, the deposits with clearing brokers is $231,772.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend lives of respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful life of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2020 through 2023. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest or penalties recognized in the statement of operations.

NOTE 3– RECEIVABLES FROM CLEARING BROKERS

As of December 31, 2023, commissions' receivable of $46,001 were held at the clearing brokers. In addition, the firm held $330,495 in cash in a firm account with the Clearing Brokers that is included in cash and cash equivalents in the accompanying statement of financial condition.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2023 consisted of the following:

Furniture and fixtures	$2,087
Office Equipment	12,443
	$14,530
Less: Accumulated depreciation	(14,530)
Property & Equipment:	$-0-

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3 % of "Aggregate Indebtedness" as defined. At December 31, 2023, the Company's "Net Capital" was $480,607, which exceeded requirements by $380,607. As of December 31, 2023, the Aggregate Indebtedness was $330,931, and the ratio of Aggregate Indebtedness to Net Capital was .6886 to 1.

NOTE 6 – CONCENTRATION OF RISK

Major Customers

The majority of the customers are referred by an affiliated party through a networking arrangement. One customer represented 23% of the accounts receivable as of December 31, 2023.

Off-Balance Sheet Risks

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contract obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing broker, extends credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company had demand deposit accounts with the Bank of $1,027,983 included in cash and cash equivalents in the statement of financial condition, and an amount payable to OFA of $10,804 which is reflected as due to affiliate in the statement of financial condition.

The Company also advanced amounts to employees, and as of December 31, 2023 the total balance due from employees is $36,647 included in due from related parties on the statement of financial condition.
.

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Bank in December 2012, and the agreement was amended on December 31, 2021. Under the terms of the agreement, the Bank agreed to provide payroll services and lease office space. The Company had an amount due to the bank of $25,932 as of December 31, 2023 which is included in accounts payable and accrued expenses.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved from time to time in litigation or claims arising in the ordinary course of its business. The Company has determined that there is no litigation reserve required as of December 31, 2023.

Arbitrations

In the normal course of business, the Company is subject to regulatory proceedings in connection with conduct of its operations. At times, it is possible that these matters could result in censures or fines. The company is currently subject to regulatory arbitration related to its involvement in the sale of certain investment products. In connection with these arbitrations, the Company has an insurance policy in place to cover losses incurred. As of December 31, 2023, the outstanding claims of $500,000 under this policy were submitted and received from the insurance provider. As of December 31, 2023, additional claims of $338,063 have been submitted to the Company's Bank insurance policy. This receivable is reflected in due from affiliates.